
July 10, 2023

Sean E. Browne
President and Chief Executive Officer
Xtant Medical Holdings, Inc.
664 Cruiser Lane
Belgrade, Montana 59714

   Re: Xtant Medical Holdings, Inc.
     Registration Statement on Form S-3
     Filed July 7, 2023
     File No. 333-273169

Dear Sean E. Browne:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Amy E. Culbert, Esq.